SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

00BF3W0Q3

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

May 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00BF3W0Q3	13D	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,726,514 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,726,514 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00BF3W0Q3	13D	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00BF3W0Q3	13D	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00BF3W0Q3	13D	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00BF3W0Q3	13D	Page 6 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00BF3W0Q3	13D	Page 7 of 13

Statement on Schedule 13D

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Ordinary Shares, $0.01 par value per share (“Ordinary Shares”) of Iterum Therapeutics plc, an Irish incorporated public limited company (“Issuer”) and is being filed to reflect the acquisition of Ordinary Shares by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP IX, SM IX, Powell, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Ordinary Shares of the Issuer.

(b)       The Issuer’s principal executive offices are located at Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, Healy, and Mehra. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell, Healy and Mehra are the managing members of SM IX. Healy is a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In November 2015, SVP IX purchased 360,704 Series A Preferred Shares from the Issuer at a purchase price of $15.71 per share, or $5,666,667.00 in the aggregate.

In December 2016, SVP IX purchased 360,704 Series A Preferred Shares from the Issuer at a purchase price of $15.71 per share, or $5,666,666.00 in the aggregate.

In May 2017, SVP IX purchased 275,446 Series B-1 Preferred Shares from the Issuer at a purchase price of $17.2811 per share, or $4,759,999.20 in the aggregate.

In February 2018, SVP IX purchased 229,660 Series B-2 Preferred Shares from the Issuer at a purchase price of $18.8520 per share, or $4,329,561.60 in the aggregate.

CUSIP NO. 00BF3W0Q3	13D	Page 8 of 13

On May 15, 2018, the Issuer’s shareholders approved a consolidation of its ordinary shares and convertible preferred shares at a 1-for-15.71 ratio, effective on that date. All references to issued and outstanding Ordinary Shares, convertible preferred shares, options for Ordinary Shares, restricted stock awards, warrants and per share amounts have been retroactively adjusted where applicable in this Schedule 13D to reflect such reverse share split.

On May 24, 2018, Healy was granted 6,154 restricted stock units by the Issuer. Each restricted stock unit represents a contingent right to receive one share of the Issuer’s Ordinary Shares. Subject to Healy’s providing continuous service to the Issuer, the restricted stock units shall vest on May 24, 2019.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (the “Offering”), the Series A Preferred Shares, Series B-1 Preferred Shares and Series B-2 Preferred Shares automatically converted on a 1-for-1 basis into 1,226,514 shares of Ordinary Shares.

In connection with the Offering, SVP IX purchased 500,000 Ordinary Shares at $13.00 per share, or $6,500,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on May 25, 2018 with the Securities and Exchange Commission (the “Prospectus”).

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP IX were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Ordinary Shares held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 13,959,423 Ordinary Shares outstanding immediately after the Offering.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

CUSIP NO. 00BF3W0Q3	13D	Page 9 of 13

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP IX and Healy have agreed with the Issuer’s underwriters that for a period of 180 days following the date of the Prospectus, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any of these transactions are to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. Leerink Partners LLC and RBC Capital Markets, LLC may, in their sole discretion, at any time, release all or any portion of the shares from such restrictions. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

SVP IX is a party to an Amended and Restated Investor Rights Agreement among the Issuer, SVP IX and other shareholders. Subject to the terms of such Amended and Restated Investor Rights Agreement, SVP IX can demand that the Issuer file a registration statement or request that its Ordinary Shares be covered by a registration statement that the Issuer is otherwise filing. Such Amended and Restated Investor Rights Agreement dated as of May 18, 2017 is more fully described in the Prospectus and was filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnity Agreement with the Issuer. The form of such Indemnity Agreement was filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
EXHIBIT D	Amended and Restated Investor Rights Agreement described in Item 6, filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
EXHIBIT E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.

CUSIP NO. 00BF3W0Q3	13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2018

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 00BF3W0Q3	13D	Page 11 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
D	Amended and Restated Investor Rights Agreement described in Item 6, filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.

CUSIP NO. 00BF3W0Q3	13D	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Iterum Therapeutics plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: June 8, 2018

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 00BF3W0Q3	13D	Page 13 of 13

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.